TAHRA T. WRIGHT Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4122 Main 212.407.4000 Fax 212.937.3943 twright@loeb.com

Via Edgar

April 27, 2021

Mr. Geoff Kruczek Division of Corporation Finance Office of Manufacturing U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Re:	Global Consumer Acquisition Corp. Registration Statement on Form S-1 Submitted February 24, 2021 CIK No. 0001846288

Dear Mr. Kruczek:

On behalf of our client, Global Consumer Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated March 22, 2021 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”). Contemporaneously, an amended draft Registration Statement is being submitted publicly to accompany this response letter (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

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A limited liability partnership including professional corporations

Geoff Kruczek April 27, 2021 Page 2

Form S-1 filed on February 24, 2021

Limited payments to insiders, page 21

1.	Refer to the first bullet on page 22. The calculations regarding how many units will be received upon conversion of working capital loans appears to be incorrect. Please revise.

Response: The Company has revised the disclosures on page 22 of the Amended S-1 to clarify the number of units it will receive upon conversion of working capital loans.

Management, page 90

2.	For each director and director nominee, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the registrant at the time that the disclosure is made, in light of the registrant's business and structure. See Item 401(e)(1) of Regulation S-K. Please also clarify how you intend to have four directors after this offering, as disclosed on page 92, given your disclosure that you have four director nominees in addition to two existing directors.

Response: The Company has revised the disclosures on page 91 of the Amended S-1 to discuss the specific experience, qualifications, attributes and skills of its directors and director nominees that led to the conclusion that the person should serve as a director for the Company. The Company has revised the disclosures on page 92 of the Amended S-1 to clarify that it intends to have six directors after this offering.

Director Independence, page 92

3.	Please revise to clarify how you concluded that each of the referenced director nominees satisfies the criteria for independence. We note, for example, your disclosure on page 100 regarding Mr. Das' affiliation with your sponsor. We also note your disclosure on page 92 regarding Mr. Clausen's current business experience with FIDES Business Partner and Capvent and that your CEO is also currently employed by FIDES Business Partner.

Response: The Company has revised relevant disclosures on pages 90, 91, 92, 94 and 95 of the Amended S-1 to clarify that Mr. Das will no longer be appointed to serve as an independent director and will instead serve as the Company’s special advisor commencing upon the effectiveness of the registration statement. The Company respectfully informs the Staff that Tom Clausen, the Company’s independent director nominee, and Rohan Ajila, the Company’s CEO, are managing partners of FIDES Business Partner and Capvent AG. The Company’s board does not find such relationship would interfere with Mr. Clausen’s exercise of independent judgment. Nor does the Company’s board find such relationship fall under any of the “bright-line” disqualification rules listed under Nasdaq Listing Rule 5605(a)(2).

Officer and Director Compensation, page 93

4.	Please clarify the phrase "these monthly fees" in the second sentence as they relate to your officers and directors, considering that the first sentence indicates you have not paid any compensation to your officers and directors.

Response: The Company has revised the disclosures on page 93 of the Amended S-1 to clarify the phrase "these monthly fees" in the second sentence.

Financial Statements, page F-1

5.	Although you disclose that your fiscal year end is December 31, we note that you provided audited financial statements covering the period from the December 28, 2020 date of inception through January 31, 2021. Please revise to provide audited financial statements for the fiscal year ended December 31, 2020. See Rule 8-02 of Regulation SX.

Response: The Company has revised its financial statement presentation to include audited financial statements as of and for the period of inception through December 31, 2020.

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A limited liability partnership including professional corporations

Geoff Kruczek April 27, 2021 Page 3

Signatures, page II-8

6.	Please include the signatures of a majority of your board of directors, which appears to include Mr. Pai. Please also revise to indicate, if true, that Mr. Ajila signed in the capacities of principal financial officer and principal accounting officer/controller.

Response: The Company has revised the signature page to clarify that Mr. Ajila signed in the capacities of principal financial officer and principal accounting officer/controller. Rohan Ajila, Gautham Pai, Tom Clausen, Denis Tse, and Art Drogue will only serve as directors upon the effectiveness of the registration statement and thus are currently not required to be included in the signature page as directors.

Exhibits

7.	The exhibit index indicates that your sponsor is the other party to Exhibit 10.8. However, a different entity is listed in that exhibit and on page 90. Please revise or advise.

Response: The Company has revised the disclosures on page 90 of the Amended S-1 and has refiled Exhibit 10.8 to the Amended S-1.

General

8.	Refer to the fourth paragraph on the prospectus cover page. In the first sentence, you say the private placement involves units; however, the parenthetical within that sentence indicates that the private placement involves only warrants. Likewise, your disclosure on page 14 uses the terms "units" but also refers to exercise provisions of those units. Similarly, the third paragraph of Exhibit 10.6 refers to units and warrants interchangeably. Please revise. Also revise the last bullet on page 96, as appropriate, where you refer to a price "per warrant" and on page 101 where you refer to "the warrants that may be issued upon conversion of working capital loans and the common stock underlying such warrants."

Response: The Company has revised the disclosures on pages 1, 14, and 51 of the Amended S-1 and has refiled Exhibit 10.6 to clarify that the private placement involves only units, with each private placement unit consists of one share of common stock and one half of one redeemable warrant. The Company has also revised the disclosures on pages 96 and 101 to clarify that only units will be issued upon conversion of working capital loans.

9.	Please revise to disclose whether, prior to your initial business combination, holders of public shares will be able to vote on the election of directors, or whether only holders of the founder shares will be able to exercise that right.

Response: The Company has revised the disclosures on page 52 of the Amended S-1 to clarify that prior to its initial business combination, holders of public shares will be able to vote on the election of directors.

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A limited liability partnership including professional corporations

Geoff Kruczek April 27, 2021 Page 4

10.	If it is your intent to register the exercise of the public warrants, please ensure your fee table includes that transaction. We note, in this regard, that Exhibit 5.1 opines on the shares underlying the public warrants, but the fee table and prospectus indicate that the exercise of those warrants has not been registered.

Response: The Company clarifies that it does not intend to register the exercise of the public warrants and has refiled the Exhibit 5.1 to the Amended S-1.

Please call me at (212) 407-4866 if you would like additional information with respect to any of the foregoing.

Thank you.

Sincerely,

/s/ Tahra T. Wright
Tahra T. Wright
Partner

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A limited liability partnership including professional corporations